Exhibit 99.1

The undersigned, as Secretary of Betterware de Mexico S.A.B. de C.V. (the “Company”), pursuant to clause thirty eighth of the Company’s by-laws, and in accordance with article 183, 186, 187 and other relevant provisions under the General Law on Commercial Companies (Ley de Sociedades Mercantiles), hereby summons the shareholders of the Company, in first call, to a General Ordinary and Extraordinary Shareholders Meeting, which will take place on August 17, 2020 at 10:00 hours, on the offices of the Company, located at Luis Enrique Williams 549, Colonia Belenes Norte, Zapopan, Jalisco, 45145, México, (the “Meeting”), to address the items contained in the following agenda:

Agenda for the General Ordinary Shareholders Meeting

I.	Proposal, discussion and, in its case, approval of the Company’s dividend policy.

II.	Proposal, discussion and, in its case, approval of an advance dividend payment.

III.	Proposal, discussion and, in its case, removal and appointment of an alternate member of the Board of Directors of the Company.

IV.	Designation of special delegates to give effect and formalize the resolutions adopted at the Meeting.

Agenda for the General Extraordinary Shareholders Meeting

I.	Proposal, discussion and, in its case, approval of a full amendment to the Company’s by-laws due to the change in the type of corporation to a sociedad anónima bursátil (SAB).

II.	Designation of special delegates to give effect and formalize the resolutions adopted at the Meeting.

The shareholders of the Company, in order to have the right to attend the Meeting, shall obtain an admission pass, that will be issued and delivered by the Secretary of the Board of Directors of the Company in the address indicated here in, until and including, the fourth business day prior to the Meeting, in accordance with the following terms:

A)	The shareholders must be duly recorded, either in the Stock Registry Book of the Company, or provide other proof of ownership of Company shares or the corresponding certificates in accordance with articles 290 and 293 of the Securities Market Law (Ley del Mercado de Valores) the Company’s by-laws, through the depositary certificates issued by a deposit institution in which the shares owned by the shareholders are deposited. The Shareholder Registry will be closed three working days prior to the date set for the Meeting and inclusive of the date of the Meeting.

B)	The shareholders holding physical certificates will be required to deposit the share certificates mentioned in item A) above, at the Company’s offices. If shares are held through a deposit institution, national or foreign, shareholders will be required to deliver to Secretary of the Board of Directors of the Company the receipts of deposit issued by the institution that holds the securities on behalf of such shareholder.

C)	Shareholders may attend the Meeting personally or through duly authorized representative(s), appointed in terms of a form of power of attorney granted pursuant to subsection III of Article 49 of the Securities Market Law, or any other form of representation in accordance with applicable Law. A form for such purposes is attached. Shareholders will also have to provide proof of ownership mentioned in item B) above. Both documents should be sent by electronic mail to the following address: Reynaldo.Vizcarra-Mendez@bakermckenzie.com.

D)	Beneficial owners whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee are reminded that such financial to obtain an admission pass, they shall present a list issued by such intermediary containing the names, addresses, nationalities and number of shares of the shareholders that they will represent at the Meeting, duly executed by the corresponding officer in charge of issuing such list.

The shares deposited at the Company by the shareholders before the Secretary of the Board of Directors of the Company, for the purposes of attending the Meeting shall be returned when the Meeting has ended.

The forms of power of attorney, admission passes and supporting documentation that will be used as basis to address the items listed in the Agenda, will be available to the shareholders at the offices of the Secretary of the Company as of this date during business days between: 9:00 and 14:00 hours and from 16:00 to 18:00 hours; as well as electronically upon written request sent to the following address: Reynaldo.Vizcarra-Mendez@bakermckenzie.com

Appropriate measures to maintain the prevention protocols considering the sanitary contingency will be adopted and the space where the Meeting will be held will be ample enough for attendees to maintain proper distance.

If any legal provision is enacted that may result in changes to this summon, it will be communicated in due course.

Guadalajara, Jalisco, México

July 30, 2020

[SIGNATURE]

_____________________________

Reynaldo Vizcarra Méndez

Secretary of the Company

WE REQUEST TO ALL FINANCIAL INTERMEDIARIES, THEIR SPECIAL COLLABORATION AND SUPPORT IN ORDER TO ACHIEVE AS SOON AS POSSIBLE AND IN THE LARGEST POSSIBLE NUMBER, THE RECEPTION OF REQUESTS FOR THE ISSUANCE OF THE ADMISSION PASSES, IN TERMS OF THE PROCEDURE PREVIOUSLY OUTLINED, THE FOREGOING IN ORDER TO BE ABLE TO CARRY OUT THE SHAREHOLDERS’ MEETING SUCCESSFULLY AND ALLOW THE SHAREHOLDERS TO EXERCISE THEIR CORPORATE RIGHTS AT THE MEETING.

ATTACHED YOU WILL FIND A FORM POWER OF ATTORNEY THAT CAN BE USED BY SHAREHOLDER TO BE REPRESENTED AT THE MEETING. AN ORIGINAL FORM SHOULD BE FILLED IN AND EXECUTED BOTH IN SPANISH AND ENGLISH LANGUAGES, ACCOMPANIED BY THE DOCUMENTS EVIDENCING THE OWNERSHIP OF SHARES AS DESCRIBED ABOVE SHOULD BE SENT TO THE FOLLOWING ELECTRONIC MAIL ADDRESS REYNALDO.VIZCARRA-MENDEZ@BAKERMCKENZIE.COM AND SUBMITTED PURSUANT TO THE TERMS OF THE MEETING CALL ALSO DESCRIBED ABOVE.”